Exhibit 99.5

Second Quarter August 8, 2006

Safe Harbor Statement This presentation may contain statements that are forward looking. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors discussed in today's press release, in the management discussion and analysis section of our interim and most recent annual consolidated financial statements or in other reports and filings with the Securities and Exchange Commission and applicable Canadian securities regulatory authorities. We do not undertake any duty to update any forward-looking statements.

Business Update Second Quarter 2006

OnSite Generation Delivered three hydrogen generation units including two for industrial applications and one for a fueling application Signed multi-year preferred supplier agreements with Linde Gas and BOC Secured $4.3 million of new orders including an initial order under new BOC supply agreement for a hydrogen generation plant in New Zealand Continued development of our S-4000 IMET technology for integration with large-scale renewable energy installations Distribution agreements signed with global gas companies and progress on operational and production quality issues

OnSite Generation (con't) Bolstered Operations Team, through personnel changes becoming effective in August 2006 Hired a Vice President Operations with 16 years of automotive supply-chain experience Transferred a stack manufacturing group leader to OnSite Generation Implemented statistical process controls for membrane production and achieved positive results Enhanced the process monitoring capabilities of production machines Surveyed units in the field and effected ongoing monitoring by telemetry Actively engaged in dialogue with customers Carried out site audits of critical suppliers with satisfactory results Progress made to resolve operational and production issues in OnSite Generation

Power Systems Power Systems Power Systems Delivered eight Fuel Cell Power Modules (representing 180 kW) Secured orders for: i) five Fuel Cell Power Packs (FCPP) to be integrated into forklifts and tow tractors for Linde AG and a leading Japanese distributor ii) three Fuel Cell Power Modules for DC backup power for a leading Asian mobile telecom company Finalized government sponsored contract to further develop our FCPP and deliver up to 19 forklifts and tuggers to General Motors of Canada Delivered more fuel cell power (703 kW) in first half 2006 than whole of 2005 Continued market development efforts with APC, including completing the installation of a critical network AC unit in an urban office tower with full compliance to extensive codes and standards Continued advancing next generation product development efforts to optimize performance, cost and certification for target vertical markets Product and market developments on track, with momentum building in targeted vertical markets

Strong deliveries to Japanese automotive OEMs Test Systems Delivered 12 test stations including three Solid Oxide Fuel Cell (SOFC) units Secured $3.8 million of new orders, a significant component of which were from a leading Japanese automotive OEM Established a distribution agreement with large Japanese corporation to address increasing market potential in Japan Continued development work on advanced test station software tools and new technologies for fuel cell diagnostics

Financial Overview Second Quarter 2006

2nd Qtr 2nd Qtr 2005 6.3 2006 5.4 Revenues 15 % OnSite Generation Power Systems Test Systems '05 1.8 1.1 3.3 '06 1.6 1 2.8 Revenues Highlights Revenues were $5.4 million, a 15% decrease over the prior year primarily due to continued production delays in our OnSite Generation group Three months ended June 30 Revenues by Business Unit $M $M

Revenues Highlights Revenues were $11.5 million, a 35% decrease over the prior year primarily due to production delays in our OnSite Generation group Revenues by Business Unit 1st Qtr 1st Qtr 2005 17.6 2006 11.5 OnSite Generation Power Systems Test Systems '05 10.5 2.1 5 '06 4 2.1 5.4 $M $M Six months ended June 30 35 % Revenues

Gross Profit Highlights Gross profit was negative 14.8% as a result of higher margin deliveries in the Power Systems and Test Systems business units offset by $1.8 million of additional warranty reserves primarily related to pre-acquisition deliveries and lower revenues in our OnSite Generation group Three months ended June 30 Gross Profit by Business Unit OnSite Generation Power Systems Test Systems '05 3 33 20 '06 -149.2 48.2 38.6% % Gross Profit

2nd Qtr 2nd Qtr 2005 11.9 2006 2.2 Gross Profit Highlights Gross profit was 2.2% as a result of higher margin deliveries in the Power Systems and Test Systems business units offset by ongoing production delays and lower revenues in our OnSite Generation business unit Gross Profit Six Months ended June 30 Gross Profit by Business Unit OnSite Generation Power Systems Test Systems '05 3.1 27.3 26.4 '06 -60.9 42.7 32.8% %

Cash Operating Expenses Highlights R&D and SG&A trending upward beginning in Q2 consistent with 2006 business plan to increase fuel cell product and market development efforts SG&A expenses for the period six months ended June 30, 2006 include $1.8 million of consulting costs related to Sarbanes-Oxley compliance and business strategy initiatives as well as foreign exchange losses Three and six months ended June 30, 2006 2005 2006 SG&A 5.3 6.1 R&D 1.7 2 $M 8.1 7.0 2005 2006 SG&A 11.4 12.3 R&D 5 3.1 $M 15.4 16.4 Three months ended June 30, 2006 Six months ended June 30, 2006 15% 6.3 % Footnote: Cash operating expenses are defined as the sum of selling, general and administrative costs and research and product development expenditures less stock-based compensation expenses. This is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the organization and believes this is a useful measure for investors for the same purpose. Refer to slide 20 for a reconciliation of this measure to Loss from Operations.

Net Loss Highlights Q2 2006 net loss of $9.6 million due to lower revenues and negative gross margins in our OnSite Generation business unit Three and six months ended June 30, 2006 2005 2006 Cash Loss 14.4 11.9 Non-cash Expenses 6.3 6.1 $M 18.0 20.7 2005 2006 Cash Loss 6.4 6.5 Non-cash Expenses 3.1 3.1 $M 9.6 9.5 Three months ended June 30, 2006 Six months ended June 30, 2006 13.3% 1.3%

Balance Sheet Highlights As at June 30, 2006 ($ M) Change Change Cash and cash equivalents and short-term investments $ 73.1 $ 85.8 (12.7) (14.8) Accounts and grants receivable 9.3 9.6 (0.3) (0.3) Inventory 12.5 8.7 3.8 43.7 Accounts payable 14.7 14.9 (0.2) (1.3) Jun. 30, 2006 Dec. 31, 2005 $ %

Highlights Secured $8.7 million of new orders, as follows: Power Systems - $0.6 million across backup power, material handling and military applications OnSite Generation - $4.3 million including an initial order for a hydrogen generation plant in New Zealand under our new BOC supply agreement Test Systems - $3.8 million including large Japanese automotive OEM Order Backlog ($ M) Q1 Backlog Orders Received Orders Delivered Q2 Backlog OnSite Generation 15.2 4.3 1.6 17.9 Power Systems 9.4 0.6 1.0 9.0 Test Systems 3.6 3.8 2.8 4.6 Total 28.2 8.7 5.4 31.5 As at June 30, 2006

Q2 Results Footnote: * EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, amortization and integration costs. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses this measure as one of several measures to ascertain financial performance as it eliminates various Management believes this is a useful measure for investors for the same purpose. Refer to slide 21 for a reconciliation of this measure. ($ M) 2006 2005 $ Change % Revenues 5.4 6.3 (0.9) (15) Gross Profit (0.8) 1.1 (1.9) (173) % of Revenues (14.8) 17.1 Operating Expenses Selling, general and administrative 6.6 5.9 0.7 12 Research and product development 2.0 1.7 (0.3) 16 Total operating expenses 8.6 7.6 1.0 13 EBITDA* (9.4) (6.5) (2.9) 45

2006 Six Month Results Footnote: EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, amortization and integration costs. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses this measure as one of several measures to ascertain financial performance as it eliminates various Management believes this is a useful measure for investors for the same purpose. Refer to slide 21 for a reconciliation of this measure. ($ M) 2006 2005 $ Change % Revenues 11.5 17.6 (6.1) (35) Gross Profit 0.3 2.1 (1.8) (88) % of Revenues 2.2 11.9 Operating Expenses Selling, general and administrative 13.2 12.6 0.6 5 Research and product development 3.2 5.0 (1.8) (36) Total operating expenses 16.4 17.6 (1.2) 7 EBITDA* (16.1) (15.5) (0.6) (4)

Take-aways: Focused on fundamentals and positioned for growth Achieved progress in resolving operational issues in our OnSite Generation group including hiring manufacturing executive as Vice President Operations Demonstrated progress in our fuel cell product marketing and development efforts, securing orders in each of our key vertical markets Fulfillment of $8 million fuel cell military order on track with increased deliverables and escalating revenue activity in subsequent quarters Development of next generation fuel cell products for backup power and light mobility applications on track Continued dialogue with APC and other uninterruptible power supply OEMs

Reconciliation of Non-GAAP Measures Cash Operating Costs ($M) Three months ended June 30, 2006 Six months ended June 30, 2006 Cash Operating Costs $8.1 $ 15.4 Less: Gross profit ($0.8) $0.2 Add: Stock-based compensation $0.5 $1.0 Add: Amortization of property, plant & equipment $0.2 $0.5 Add: Amortization of intangible assets $2.1 $4.2 Loss from operations $11.7 $20.9

Reconciliation of Non-GAAP Measures EBITDA ($M) Three months ended June 30, 2006 Six months ended June 30, 2006 EBITDA loss $9.4 $16.1 Add: Amortization of property, plant & equipment $0.2 $0.5 Add: Amortization of intangible assets $2.1 $4.2 Less: Other income (expenses) ($2.1) ($2.9) Net loss $9.6 $17.9

Thank You